UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Hongli Group Inc.

(Exact name of registrant as specified in its charter)

No. 777, Daiyi Road

Changle County, Weifang City

Shandong Province, China, 262400

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Results of Operations and Financial Condition.

On May 13, 2026, Hongli Group Inc. (the “Company”) issued a press release regarding the Company’s financial results for its fiscal year ended December 31, 2025. A copy of the press release issued by the Company concerning the foregoing results is furnished hereto as Exhibit 99.1.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release dated May 13, 2026

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONGLI GROUP INC.

Date: May 13, 2026	By:	/s/ Jie Liu
Jie Liu
Chief Executive Officer

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